Exhibit 99.2
UNITED UTILITIES ANNOUNCES THE SALE OF VERTEX
TO OAK HILL CAPITAL, GENNX360 AND KNOX LAWRENCE INTERNATIONAL
United Utilities PLC (“United Utilities”) has today reached agreement on the sale of Vertex Data Science Limited (“Vertex”), its business process outsourcing subsidiary, to a consortium of US-based private equity firms led by Oak Hill Capital Partners and also including GenNx360 and Knox Lawrence International (together, the “Oak Hill Capital consortium”).
Total consideration for the sale is £217.5 million, comprising cash, the repayment of intra-group debt and the retention by the purchaser of certain liabilities of Vertex.
Completion of the sale is expected by the end of March 2007.
United Utilities announced at its 2006/07 interim results, on 5 December 2006, that the Board had taken the strategic decision to initiate a process for the divestment of Vertex. It believes that the interests of United Utilities’ shareholders are best served by concentrating on the group’s core skills of managing water, wastewater, electricity and gas networks. This transaction is consistent with that strategy.
Under United Utilities’ ownership, Vertex has moved from an in-house service provider to establish itself as one of the leading business process outsourcing companies in the UK. The sale to the Oak Hill Capital consortium represents a natural evolution to the next stage of its development under specialised ownership.
Chief Executive of United Utilities, Philip Green, said:
“We believe this transaction serves the best interests of our shareholders, allowing the group to concentrate on its core skills. We aim to be a world class operator of utility infrastructure.”
United Utilities’ Contacts:
For further information please contact:

Philip Green, Chief Executive	+44 (0) 1925 237000
Tim Weller, Chief Financial Officer	+44 (0) 1925 237000

Gaynor Kenyon, Communications Director	+44 (0) 1925 233219
Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033

Dominic Fry / Peter Hewer, Tulchan Communications	+44 (0) 20 7353 4200
Notes
Oak Hill Capital Partners is a private equity firm with more than $4.6 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Robert M. Bass is the lead investor. Over a period of nearly 20 years, the professionals at Oak Hill Capital have invested in more than 50 significant private equity transactions. Oak Hill Capital is one of several Oak Hill partnerships, each of which has a dedicated and independent management team. These Oak Hill partnerships comprise over $20 billion of investment capital across multiple asset classes.